

Mail Stop 3030

September 12, 2016

Via E-mail
Mordechi Bignitz
Chief Executive Officer and Chairman
OWC Pharmaceutical Research Corp.
22 Shacham Street. P.O.B. 8324
Petach Tikva, Israel 4918103

      Re: OWC Pharmaceutical Research Corp.
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Filed April 14, 2016
                Form 10-Q for the Quarterly Period Ended June 30, 2016
                File August 29, 2016
                File No. 0-54856

Dear Mr. Bignitz:

We have reviewed your August 16, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2016 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures, page 18

1.   Please amend the filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

2.   We see that you have provided management´s report on internal control over financial reporting. However, we note Item 308(a) of Regulation S-K only requires the assessment of internal control over financial reporting on an annual basis and managements´ report on internal control over financial reporting is only required in your Form 10-K filing. Please confirm to us that as of June 30, 2016, management performed an assessment of your internal control over financial reporting. Otherwise, in the requested amendment, remove the disclosure relating to the assessment and effectiveness of internal control over financial reporting.

You may contact Gary Newberry at (202) 551-3761 or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Jay Webb for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery